PIMCO High Yield Portfolio:

Effective May 23, 2008, the above Portfolio has changed its non-fundamental investment policy regarding normal minimum and maximum portfolio duration. The Portfolio's average duration now normally varies within 2 years
(plus or minus) of the duration of the Merrill Lynch U.S. High Yield BB-B Rated Constrained Index, which as of March 31, 2008 was 4.64 years. Previously the Portfolio's average duration normally varied between 2 and 6 years based on PIMCO's forecast for interest rates.


PIMCO Low Duration Portfolio:


Effective May 23, 2008, the above Portfolio has changed its non-fundamental investment policy regarding the Portfolio's percentage limit on its investment in securities and instruments that are economically tied to emerging market countries. The above Portfolio may now invest up to 10% (increased from 5 %) of its total assets in securities of issuers that are economically tied to emerging market countries.


PIMCO CommodityRealReturnTM Strategy Portfolio, PIMCO Diversified Income Portfolio, PIMCO Emerging Markets Bond Portfolio, PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged), Foreign Bond Portfolio (Unhedged), PIMCO Global Bond Portfolio (Unhedged), PIMCO High Yield Portfolio, PIMCO Long-Term U.S. Government Portfolio, PIMCO Low Duration Portfolio, PIMCO Real Return Portfolio, PIMCO RealEstateRealReturn Strategy Portfolio, PIMCO Short-Term Portfolio, PIMCO Small Cap StocksPLUS TR Portfolio, PIMCO StocksPLUS Growth and Income Portfolio, PIMCO StocksPLUS Total Return Portfolio:


Effective May 16, 2008 each of the above Portfolios changed its non-fundamental investment policy regarding the Portfolio's percentage limit on its investment in preferred stocks. Each Portfolio may now invest up to 10% of its total assets in preferred stocks.